Exhibit (a)(30)

Agrium Inc. 13131 Lake Fraser Drive S. E. Calgary, Alberta, Canada T2W 7E8
	Telephone	(403) 225-7000
Michael M. Wilson	Direct	(403) 225-7547
President & Chief Executive Officer	Facsimile	(403) 225-7600

November 17, 2009

Members of the Board of Directors

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

c/o Stephen R. Wilson (Chairman, President and CEO)

Dear Messrs. Stephen R. Wilson, Robert C. Arzbaecher, Wallace W. Creek, William Davisson, Stephen A. Furbacher, David R. Harvey, John D. Johnson, and Edward A. Schmitt

I am taking this opportunity to reach out directly to each of you prior to receipt of the tender results from our exchange offer currently in front of your stockholders. It will come as no surprise that Agrium has been disappointed by the lack of constructive dialogue and engagement with CF over the past nine months. It is also apparent to us that CF’s stockholders have shared that disappointment, as evidenced both by the number that have sold CF’s stock at prices below our offer, and our direct conversations with those that remain.

Agrium continues to believe that the combination of our two companies is compelling, and we have offered a premium price to achieve that combination. Furthermore, we have structured our offer ($45.00 in cash plus one Agrium share — a combination currently worth $100.54 per CF share) to include a significant equity component. Each stockholder can elect cash or stock in the combined entity, allowing substantial participation in the combined company’s performance and anticipated synergies. A CF-Agrium combination would create a larger and stronger global company, better able to effectively compete in the increasingly global fertilizer industry and providing a tremendous foundation for future growth and success.

We have made an unambiguous offer, specific as to price and terms. We have addressed antitrust matters. And we are prepared to move forward immediately. We have stated publicly – and continue to reinforce privately – to your stockholders a very clear message: this is our best and final offer. We have told your stockholders that if they want this deal at $45 cash plus one Agrium share they should tender into our exchange offer. Importantly, we have also told them that if they want a different price, they should not tender. This is an unambiguous message, and thus the tender results will be equally unambiguous to all involved. If a majority of your stockholders tender, it means a majority of your stockholders want this deal at this price; if not, then they do not. There can be no other interpretation or “spinning” of the message delivered through the exchange offer results. Agrium will aggressively push ahead if it receives resounding support.

We have publicly committed to listen to and respect the clear wishes of your stockholders. We ask each of you as Board members to make the same commitment to respect the results of this clearly defined referendum, and act in a way you have publicly stated you expect others to act. If a majority of your stockholders tender for $45 in cash plus one Agrium share, we expect you to meet with us to negotiate a definitive merger agreement on these economic terms.

Sincerely,

/s/ Michael M. Wilson
Michael M. Wilson
President & Chief Executive Officer
Agrium Inc.